Pellegrini & Mendoza LLP

410 Park Avenue
TEL: (212) 231-8471
FAX: (212) 231-8121
New York, NY 10022

July 7, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	ITP Energy Corporation Current Report on Form 8-K Filed May 5, 2011 File No. 005-80683

Dear Mr. Spirgel:

We are filing herewith Amendment No. 2 (“Amendment No. 2”) to the Current Report on Form 8-K/A for ITP Energy Corporation (the “Company”).  We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 30, 2011 (the “Comment Letter”) with respect to the Amendment No. 1 (the “Amendment No. 1”) to the Current Report on Form 8-K/A containing Form 10 information. Amendment No. 1 was filed by the Company on June 24, 2011 in response to the comment letter of the Staff of the Commission dated May 31, 2011 with respect to the Current Report on Form 8-K filed by the Company on May 5, 2011 (the “Original Filing”).  For your convenience, we have reproduced the Staff’s comment preceding each response.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter to Amendment No. 1.  All page references in this letter are to the unmarked version of Amendment No. 2 enclosed herewith.

General

1.
We note your response to comment one from our letter dated May 31, 2011 and are unable to agree.  The safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to any issuer whose stock is considered a penny stock.  Your common stock is considered a penny stock and you issued common stock in connection with the reverse merger. Therefore, please remove the references to the safe harbor.

In response to the Staff’s comments, we have removed from Amendment No. 2 the references to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

2.	We note your response to comment four from our letter dated May 31, 2011. Please revise your filing to incorporate your response.

In response to the Staff’s comments, we have revised our filing to incorporate in Amendment No. 2 the response provided in our letter dated June 24, 2011 to comment four from the Staff’s letter dated May 31, 2011, which can be found on page 14 of Amendment No. 2.

We are grateful for you assistance in this matter.  Please do not hesitate to call me at 212-201-5353 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Enrico A. Pellegrini
Enrico A. Pellegrini, Esq.

cc w/o encl.:

Manfredi Mazziotti Di Celso
ITP Energy Corporation